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                 September 28, 2020

       Judy Matthews
       Chief Financial Officer
       Iterum Therapeutics plc
       Block 2 Floor 3, Harcourt Centre, Harcourt Street
       Dublin 2, Ireland

                                                        Re: Iterum Therapeutics
plc
                                                            Registration
Statement on Form S-1
                                                            Filed September 22,
2020
                                                            File No. 333-248956

       Dear Ms. Matthews:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact James Young at 202-551-4679 or Joe McCann at 202-551-6262 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Life Sciences
       cc:                                              Brian Johnson